Exhibit 4.22

House Leasing Contract

Address: Floor 8, Hong’an Shiji Building, Jinyang Street, Xiaodian District, Taiyuan City

Date: November 30, 2018

House Leasing Contract

Party A (Lessor): Shanxi Yuanxi Cultural Paper Co., Ltd.

Party B (Lessee): Liulin Junhao Coal Coke Trading Co., Ltd.

According to the Contract Law of the People’s Republic of China, the Urban Real Estate Management Law of the People’s Republic of China and other relevant laws and regulations, the parties hereby make and enter into this leasing contract (hereinafter referred to as “this Contract”) as follows on November 30, 2018 upon friendly negotiation on the basis of equality, free will and good faith.

I. Location, Area, Decoration and Facilities of House

(1) Party A leases part of the area located at Floor 8, Hong’an Building, No.84 Jinyang Street, Xiaodian District, Taiyuan City to Party B for office use, with the total construction area of the house being 67.62 square meters and the leased area numbered 0803.

(2) Please refer to the annex for conditions about the existing decoration and facilities. The annex may serve as the basis to prove that Party A has delivered the house to Party B for use as agreed herein and that Party B has returned the house upon the expiration of the lease term of this Contract.

II. Lease Term

(1) Lease term: 1 year from December 1, 2018 to November 30, 2019.

(2) Upon the expiration of the lease term, Party A has the right to take back the leased house wholly and Party B shall return the house as scheduled. Where Party B requests for renewal, it must submit a written letter of intent to Party A within one month prior to the expiration of the lease term and then resign a leasing contract.

III. Rent and Mode of Payment

(1) The annual rent of the house is RMB 88,000 (in words: RMB eighty-eight thousand only, including the house rent, property management fee, air conditioning fee and water and electricity charges), which remains unchanged during the lease term.

(2) The rent of the house shall be paid on a yearly basis. Party B shall pay the rent in full amount within 20 working days upon the execution of this Contract (the period to be postponed in case of a legal holiday), which will automatically turn into the rent for the tenancy commencement hereunder after the date of tenancy commencement. Party B shall pay the rent of the next year 30 days in advance (the period to be postponed in case of a legal holiday).

(3) The rent shall be remitted to Party A’s account: Shanxi Yuanxi Cultural Paper Co., Ltd. ---.

(4) Party B may pay the above rent in cash or by transfer.

(5) The above rent is exclusive of tax. In case that an invoice is needed, Party B shall bear the related fee.

IV. Conditions for Lease

(1) Party A shall show Party B the House Ownership Certificate or a related certificate that determines the lease of the house.

(2) Party B shall not act in the house against laws and regulations or the related provisions of the government on purposes of the leased houses.

(3) Party B shall, at its own cost, promptly contact maintenance personnel to repair any damage to or failure of the house or its facilities arising from its improper or unreasonable use, while Party A shall bear repair expenses for any loss incurred due to any force majeure or any other reason not related to Party B.

(4) Party B shall, with Party A’s consent, decorate or change the leased house or its facilities out of use needs during the lease term, while Party A has the right to supervise the decoration or change. Upon the expiration of this Contract, Party B shall not remove the structural facilities added by it, while Party A will not make any compensation for the foregoing facilities.

(5) Party B shall restore or compensate for any damage or loss to the office furniture and items provided by Party A during the lease term.

V. Change to Property Right

(1) If Party A transfers the house ownership to a third party subject to legal procedures, this Contract shall continue being binding upon the new owner of the house, unless otherwise specially agreed.

(2) If Party A intends to sell the house, it must inform Party B in writing three months ahead and Party B has the preemptive right under the same conditions.

VI. Cash Pledge

Party B shall, at the request of Party A, pay the cash pledge of the house of RMB / (in words: /) to Party A within two working days upon the execution of the House Leasing Contract. Party A shall refund such cash pledge to Party B after Party B settles the related fee, Party A checks and accepts the house and Party B hands over the house key to Party A upon the expiration of the lease term.

VII. Termination

(1) This Contract shall terminate upon the expiration of the lease term or upon negotiation by the parties.

(2) Party B shall deliver the house key and items that are in the normal condition and listed in the annex to Party A within 10 days upon the expiration of lease term.

(3) If either party breaches this Contract, the other party has the right to terminate this Contract and claim for compensation from the default party.

VIII. Default Liabilities

1. Party A’s default liabilities

(1) In the event that Party A fails to provide the house with complete functions and intact subsidiary facilities to Party B for use within the time limit specified herein, it shall pay 0.5% of the monthly rent per overdue day to Party B as the default fine; in case that Party A is late to do that for 10 days, Party B has the right to terminate this Contract. Party A shall pay the default fine as provided above; in case that the actual loss incurred by Party B exceeds the default fine, Party A shall compensate for the actual loss.

(2) In the event that Party A takes back the house early by rescinding this Contract unilaterally due to any fault not related to Party B during the lease term, it shall pay 5% of the annual rent to Party B as the default fine; in case that the default fine does not cover Party B’s loss, Party A shall otherwise make a compensation.

2. Party B’s default liabilities

(1) In the event that Party B dismantles and changes the structure without Party A’s written consent or is in arrears with the rent for over one month, it shall pay 5% of the annual rent to Party A as the default fine.

(2) In the event that Party B fails to hand over the house with intact facilities to Party A promptly upon the expiration of the lease term, it shall pay the amount equal to the original daily rent multiplied by the actual overdue days to Party A as the default fine.

(3) In the event that Party B surrenders the tenancy during the lease term, Party A will not refund the rent charged and Party B shall pay 5% of the annual rent to Party A as the default fine; in case that the default fine does not cover Party A’s loss, Party B shall otherwise make a compensation or Party A may also deduct the deficiency directly from the cash pledge.

(4) Party B subleasing the house without Party A’s written consent is deemed as invalid; in that case, Party A may take back the leased house at any time, without refunding the rent and cash pledge charged.

(5) In the event that Party B is engaged in any illegal activity in the house, Party A has the right to terminate this Contract unilaterally and take back the leased house directly, without refunding the rent and cash pledge charged.

(6) In the event that Party B fails to deliver the intact official furniture and items to Party A due to any damage or loss to them during the lease term, Party A will not refund the rent and cash pledge charged while Party B must make compensations.

IX. Exceptions

(1) Either party will not be liable to the other party for any loss to the house and subsidiary facilities due to any force majeure.

(2) Either party will not be liable to the other party for the failure to fully perform this Contract due to the government’s policy reason.

(3) The rent will be calculated based on the actual days of use in either case above, with the balance to be paid to either party as the case may be.

(4) Party A will not be liable for all and any legal liabilities from Party B’s operation, being fully exempted from such liabilities.

X. Special covenants: Party A shall deliver intact indoor water and electricity facilities and other facilities to Party B for use before the tenancy commences, while Party B shall, during the lease term, correctly use water and electricity facilities and other facilities, repair any failures of such electrical appliances as air conditioner and water heater due to its improper use and bear all and any unintended consequences at its own cost. Party B shall not change the house structure during the lease term without Party A’s permission. Party B shall keep the house clean, reside in the house in a civilized manner, observe law and discipline and not be engaged in any criminal activity. If Party B has not damaged any indoor item or been in arrears with the rent by the time of expiration of the lease term, Party A shall refund the cash pledge of the house to Party B in a timely manner. In case that Party B intends to renew the tenancy, it shall inform Party A 30 days ahead and resign a house leasing contract.

XI. Miscellaneous

(1) This Contract is made in two copies, one for each respectively, taking effect immediately upon signed.

(2) The parties shall settle any dispute arising from the performance of this Contract through negotiation. In case that the negotiation fails, such dispute may be brought to the people’s court in the locality of the house.

(3) The annex hereto is an integral part of this Contract, with the same legal force and effect as this Contract.

Annex: List of Subsidiary Facilities of the House

Lessor (Party A):	Seal of Shanxi Yuanxi Cultural Paper Co., Ltd.	Lessee (Party B):	Seal of Liulin Junhao Coal Coke Trading Co., Ltd.

Contact Person:- Mobile Phone: - Address: Date: November 30, 2018	Contact Person: che Jianglong Mobile Phone: - Address: Date: November 30, 2018

Annex I: House Plan

Seal of Shanxi Hong’an Real Estate Development Co., Ltd.	Seal of Shanxi Yuanxi Cultural Paper Co., Ltd.	Name Seal of Zhou Min

Taiyuan Household Plan

Measurement No.: 52151041-001-0001-01-008-009	Map No.: 52-15-10-4-1

Hillock (Land) No.	52151041-001 (4374084)	Structure	Reinforced Concrete	Indoor Construction Area m2	67.62
Building No.	1	Total Floors	19	Shared Construction Area m2	33.86
House No.	0809	Floor	8	Construction Area m2	101.48
Location	No. 0809, Floor 8, Block A, Building 1, (Hong’an International Tower), No.84 Jinyang Street			Year of Completion

Sharing Coefficient: 0.500809

Notes: 1. Below the ground of the building are two floors and above the ground are 17 floors.

  2. This area is the area measured on the map, and the final area is subject to the actual measurement.

Surveyed and Mapped by: Ren Tao Rechecked by:	Checked by Yuan Xiaoyu	Reviewed by: Scale: 1:400	Name Seal of Gao Zhusheng	No: 2011090100011

Taiyuan Jintong Surveying and Mapping Co., Ltd.